Exhibit 99.1

ZK International Group Co., Ltd.

NOTICE OF 2026 extraordinary GENERAL MEETING

To be held on MarCH 26, 2026

Notice is hereby given that the 2026 extraordinary general meeting (the “Meeting”) of ZK International Group Co., Ltd. (the “Company”), a British Virgin Islands business company with limited liability, will be held at No. 678 Dingxiang Road, Binhai Industrial Park, Economic & Technology Development Zone, Wenzhou, Zhejiang Province, China on March 26, 2026 at 9 A.M. local time, for the purpose of shareholders considering and if thought fit passing the following resolutions:

RESOLUTION 1:

IT IS RESOLVED that:

the proposed sale of our subsidiaries, ZK Pipe Industry Co. Ltd., a company incorporated under the laws of Hong Kong, Wenzhou Weijia Pipeline Development Co., Ltd., a company incorporated under the laws of the People’s Republic of China (the “PRC”), Zhejiang Zhengkang Industrial Co. Ltd., a company incorporated under the laws of the PRC, Wenzhou Zhengfeng Industry and Trade Co. Ltd., a company incorporated under the laws of the PRC, Wenzhou Suona Piping Limited, a company incorporated under the laws of the PRC, XSigma Corporation, a company incorporated under the laws of the British Virgin Islands, xSigma Trading, LLC, a Delaware limited liability company, and ZK International Uganda Limited, a company incorporated under the laws of the Republic of Uganda, to PIONEER INVESTMENT MANAGEMENT LTD., a U.S. company, in exchange for a cash consideration of $21,000,000 (the “Transaction”), be and hereby is approved.

RESOLUTION 2:

IT IS RESOLVED that:

Conditional upon the passing of Resolution 1,

(a)	a general mandate be and is hereby granted to the board of directors of the Company (the “Board”) to exercise absolute discretion, in determining, negotiating and finalizing all specific terms, conditions and arrangements related to the Transaction, as the Board deems fit; and

(b)	if and when deemed advisable by the Board in its sole discretion, any director or officer of the company be authorized, for and on behalf of the Company, to execute all definitive agreements related to the Transaction and take all such other acts and things and execute all such documents necessary or desirable to implement the Transaction.

RESOLUTION 3:

IT IS resolved that:

the Meeting be adjourned to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing resolutions.

The Board of Directors has fixed the close of business on March 19, 2026 as the record date for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

A shareholder who is entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of that shareholder. Such proxyholder need not be a member.

By Order of the Board of Directors,

ZK International Group Co., Ltd.

/s/ Ruihong Ma
Ruihong Ma
Chief Executive Officer

March 18, 2026

A form of proxy has been included with this Notice.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE MEETING IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the chairperson of the Meeting will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the Meeting unless revoked prior to the Meeting or the shareholder attends the Meeting in person or executes a specific proxy.

3	A form of proxy for use at the Meeting is enclosed. Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at No. 678 Dingxiang Road, Binhai Industrial Park, Economic & Technology Development Zone, People’s Republic of China or by email to ruihongma@zkingroup.com, in each case marked for the attention of ZK International Group Co., Ltd. not later than 48 hours before the time for the holding of the Meeting or adjourned Meeting in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the Meeting and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

5	A shareholder holding more than one share entitled to attend and vote at the Meeting need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6	The quorum for the Meeting is duly constitute if, at the commencement of the Meeting, there are present in person or by proxy not less than one third (33.3 per cent) of the votes of the shares or class or series of shares entitled to vote on resolutions of shareholders to be considered at the Meeting.

9	If the proxy is returned without an indication as to how the proxy shall vote, the proxy will vote in favor of each resolution.

10	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

11	Any alterations made to this form must be initialed by you.

12	Voting will be conducted on a poll.

Appendix I

ZK International Group Co., Ltd.

(the “Company”)

Proxy Form

I/We1	________________________________________________________

of	________________________________________________________

being a shareholder/shareholder(s) of the Company and the holder/holders of

___________________________________________________(number and class of shares)

appoint as my/our proxy[2]

________________________________________________________

of	________________________________________________________

Or failing him/her	________________________________________________________

of	________________________________________________________

or failing him/her the duly appointed chairperson of the Meeting at the 2026 extraordinary general meeting of the Company to be held at No. 678 Dingxiang Road, Binhai Industrial Park, Economic & Technology Development Zone, Wenzhou, Zhejiang Province, China on March 26, 2026 at 9:00 A.M. local time and at any adjournment of that meeting.

Please indicate with a tick mark in the spaces opposite to the resolution how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion.

[1]	Full name(s) and address(es) to be inserted in block letters.
[2]	Insert name and address of the desired proxy in the spaces provided.

Resolutions:	For	Against	Abstain
1.

IT IS RESOLVED that:

the proposed sale of our subsidiaries, ZK Pipe Industry Co. Ltd., a company incorporated under the laws of Hong Kong, Wenzhou Weijia Pipeline Development Co., Ltd., a company incorporated under the laws of the People’s Republic of China (the “PRC”), Zhejiang Zhengkang Industrial Co. Ltd., a company incorporated under the laws of the PRC, Wenzhou Zhengfeng Industry and Trade Co. Ltd., a company incorporated under the laws of the PRC, Wenzhou Suona Piping Limited, a company incorporated under the laws of the PRC, XSigma Corporation, a company incorporated under the laws of the British Virgin Islands, xSigma Trading, LLC, a Delaware limited liability company, and ZK International Uganda Limited, a company incorporated under the laws of the Republic of Uganda, to PIONEER INVESTMENT MANAGEMENT LTD., a U.S. company, in exchange for a cash consideration of $21,000,000 (the “Transaction”), be and hereby is approved.

	☐	☐	☐
2

IT IS RESOLVED that:

Conditional upon the passing of Resolution 1,

(a)  a general mandate be and is hereby granted to the board of directors of the Company (the “Board”) to exercise absolute discretion, in determining, negotiating and finalizing all specific terms, conditions and arrangements related to the Transaction, as the Board deems fit; and

(b) if and when deemed advisable by the Board in its sole discretion, any director or officer of the company be authorized, for and on behalf of the Company, to execute all definitive agreements related to the Transaction and take all such other acts and things and execute all such documents necessary or desirable to implement the Transaction.

	☐	☐	☐
3

IT IS RESOLVED that:

the Meeting be adjourned to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing resolutions.

	☐	☐	☐

Dated                                 2026

Executed by:
__________________________________
Signature of shareholder
Name of Authorized Officer/Attorney: ________________________[3]

[3]	To be completed if the shareholder is a corporation – please insert name of authorized officer/attorney signing on behalf of the corporate shareholder.

4